As Filed with the Securities and Exchange Commission on June 22, 2005
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                             QUANTUM ENERGY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          |X| immediately upon filing
                             | | on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. | |

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================

                                                                             Proposed maximum       Proposed maximum    Amount of
                 Title of each class of                      Amount      Aggregate price per unit      aggregate       registration
              Securities to be registered               to be registered           (1)             offering price (1)      fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           25,000,000              $.05                $1,250,000        $147.13
Depositary Receipts, each American Depositary               American
Share evidencing thirty ordinary shares of Quantum         Depositary
Energy Limited.                                              Shares
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                           Location in Form of
      -----------------------                           American Depositary Receipt
                                                        Filed Herewith as Prospectus
                                                        ----------------------------
(1)   Name and address of Depositary                    Introductory Paragraph

(2)   Title of American Depositary Receipts
      and identity of deposited securities              Face of American Depositary Receipt, top center

      Terms of Deposit:

      (i)      The amount of deposited securities       Face of American Depositary Receipt - upper right
               represented by one unit of American      corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the    Paragraphs (15) and (16)
               deposited securities

      (iii)    The collection and distribution of       Paragraphs (12), (13) and (15)
               dividends

      (iv)     The transmission of notices, reports     Paragraphs (11), (15) and (16)
               and proxy soliciting material

      (v)      The sale or exercise of rights           Paragraph (14)

      (vi)     The deposit or sale of securities        Paragraphs (12) and (17)
7              resulting from dividends,  splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of   Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to         Paragraph (11)
               inspect the transfer books of the
               Depositary and the list of holders
               of receipts

      (ix)     Restrictions upon the right to deposit   Paragraphs (2), (3), (4), (5), (6) and (8)
               or withdraw the underlying securities

      Item Number and Caption                           Location in Form of
      -----------------------                           American Depositary Receipt
                                                        Filed Herewith as Prospectus
                                                        ----------------------------
      (x)      Limitation upon the liability of the     Paragraphs (14) and (18)
               Depositary

(3)   Fees and Charges                                  Paragraph (7)

Item 2. Available Information

      Item Number and Caption                           Location in Form of
      -----------------------                           American Depositary Receipt
                                                        Filed Herewith as Prospectus
                                                        ----------------------------
2(a)  Statement that Quantum Energy Limited             Paragraph (11)
      furnishes the Commission with certain
      public reports and documents required by
      foreign law or otherwise under Rule 12g3-
      2(b) under the Securities Exchange Act of
      1934 and that such reports and documents
      can be inspected by holders of American
      Depositary Receipts and copied at public
      reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Quantum Energy Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _________________________, 2005, among Quantum Energy Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 22, 2005.

                                                    By: THE BANK OF NEW YORK,
                                                          as Depositary

                                                    By: \s\ Marianne Erlandsen
                                                        ------------------------
                                                        Name: Marianne Erlandsen
                                                        Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Quantum Energy Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on June 22, 2005.

                                                       QUANTUM ENERGY LIMITED

                                                   By: \s\ Drew Townsend
                                                       ----------------------
                                                       Name: Drew Townsend
                                                       Title: Chairman

      Each of the undersigned hereby constitutes and appoints Drew Townsend and Phillip G. Sydney his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 22, 2005.

Name                                                 Title

\s\ Phillip G. Sydney              Managing Director and Chief Executive Officer
---------------------              (Principal Executive Officer)
Phillip G. Sydney

\s\ Drew Townsend                  Chairman
---------------------              (Principal Financial & Accounting Officer)
Drew Townsend

\s\ John Walstab                   Director and Company Secretary
---------------------
John Walstab

\s\ Donald J. Puglisi              Authorized Representative in the
---------------------              United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
 Number
-------
(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.